Filed by Associated Banc-Corp
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: State Financial Services Corporation
Commission File Number of Subject Company: 000-18166

Certain matters discussed in this document are “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “believes,” “anticipates” or “expects,” or words of similar import. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, among others, Associated Banc-Corp’s (“Associated”) ability to complete the merger in a timely manner or at all, the failure of State Financial Service Corporation’s (“State Financial”) shareholders to approve the merger, the risk that the business of State Financial will not be integrated successfully into Associated, the risk that the cost savings from the merger may not be fully realized or may take longer to realize than expected, and other factors discussed in the filings of Associated and State Financial with the Securities and Exchange Commission (the “SEC”). Investors should consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

This document may be deemed to be solicitation material in respect of the proposed acquisition of State Financial by Associated. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed with the SEC. Shareholders of State Financial are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed transaction. After these documents are filed with the SEC, shareholders will be able to obtain them free of charge at the SEC’s website, www.sec.gov, or by requesting them from Associated Banc-Corp, Attn: Corporate Secretary, 1200 Hansen Road, Green Bay, WI 54304 or from State Financial Services Corporation, Attn.: Corporate Secretary, 815 North Water Street, Milwaukee, WI 53202.

Associated and State Financial and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Associated’s directors and executive officers is available in its Proxy Statement filed with the SEC on March 16, 2005, and information regarding State Financial’s directors and executive officers is available in its Proxy Statement filed with the SEC on March 25, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following is a transcript of a conference call and webcast of Associated Banc-Corp and State Financial Services Corporation on March 22, 2005.

ASSOCIATED BANC-CORP

Moderator: Paul Beideman
March 22, 2005
9:00 am ET

Operator:

Good morning, my name is Latoya, and I will be your conference facilitator today.

At this time, I would like to welcome everyone to the State Financial acquisition conference call.

All lines have been placed on mute to prevent any background noise.

After the speaker’s remarks, there will be a question-and-answer period. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press star then the number 2 on your telephone keypad.

At this time, I would like to turn the conference call over to Paul Beideman, President and CEO of Associated Banc-Corp. You may begin, sir.

Paul Beideman:

Thank you very much and good morning everybody. We’re here to talk about our acquisition of State Financial, which was announced at the close yesterday. And I have Joe Selner and Brian Bodager here with me and also on the phone are Mike Falbo, who is CEO of State Financial, and Dan Westrope, who is their CFO.

And I would appreciate it after a few remarks here and a quick walk through the deck that you can address your questions to me.

We’re very happy with this transaction from a variety of perspectives. We’ve talked about how acquisitions need to improve our organization strategically, and that’s really our primary focus, and we think that the acquisition of State Financial does that.

It increases our presence in attractive markets in Milwaukee where we have a major presence, but importantly in very attractive areas in Northern Illinois connecting that corridor between Chicago and Milwaukee.

And so it enhances the distribution system and also gives us a chance to leverage off of our product capabilities, and we think that for those reasons this is a very attractive transaction.

State Financial is largely a commercial bank and they focus on doing business in a similar fashion to the way we do and we’ve gotten comfortable that culturally the organizations are going to fit together very, very well. And that from a due diligence point of view we’ve been very comfortable with how the company has been managed.

Just quickly, I won’t flip through this whole deck because you guys have looked at it I’m sure but just a couple of points. On Page 3, you can see the terms of the transaction basically where State Financial shareholders will receive 1.2 shares of Associated for each share of State Financial and the other dynamics of the transaction here.

On Page 4, you can get a pictorial view of why we think this is an attractive transaction and the rationale for it and see how it does really help us in these - in this attractive market between Milwaukee and Northern Illinois.

Page 5 has some historical information on State Financial.

Page 6, we’ve been talking about how important it is to maintain presence in the MSAs where there is affluent households, large numbers of households, good growth, and diverse business opportunities. And the Associated footprint through Minnesota, Wisconsin, and Chicago reflects that approach, and State Financial certainly helps us in these attractive markets along the same lines, with a complementary mix in terms of deposits and loans. And State Financial, as you know, has a very positive deposit-to-loan ratio.

We believe we’re making, on Page 8, conservative cost assumptions - 25% - so that we’re not going to be damaging the revenue streams here. They key here is to hold the franchise and position it for growth.

Page 9 there’s - because it’s an in-market acquisition, we know the markets. We think there’s a small level of execution risk and Page 10 talks about the pricing. And the premium here is about the same as we paid for First Federal, if you’ll remember. And you can see how the other measures here in terms of multiples compare to recent transactions, and we think that this is a fair price for State Financial.

So, I’ll be happy to turn things over to you folks for questions. We finished the systems conversions of First Federal about a month ago and that really has worked pretty well for us.

The core systems foundations are in place, and frankly the way our management team here over of the last year has managed the aspects of the First Federal transaction has really given me the confidence to move ahead toward doing this next strategic type transaction with State Financial.

So, we feel that we’ve made good progress in terms of integrating First Federal and are building on the confidence that we have developed in terms of our ability to execute against those types of transactions and hopefully can apply that learning to State Financial.

So, I’ll be happy open up the floor for any questions that you may have.

Operator:

Thank you. At this time, I would like to remind everyone, in order to ask a question please press star then the number 1 on your telephone keypad.

We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from Scott Siefers of Sandler O’Neill.

Scott Siefers:

Good morning, guys. Unless I missed it in here, just curious, since there is plenty of overlap, how many branch closures are you assuming in the cost savings assumption?

Paul Beideman:

Really, we’re assuming very few. If you look at the Illinois piece, there’s really no overlap. And in Milwaukee there’s some, but the systems really are complementary. So we’re only assuming about three and maybe, you know, if there was a maximum of five or six that would be what we’re talking about. So there’s not going to be a significant amount of customer displacement as a result of branch consolidation.

Scott Siefers:

Okay, thank you very much.

Operator:

Your next question comes from Ben Crabtree of Piper Jaffray.

Ben Crabtree:

Yes, just trying to get at the relatively high efficiency ratio of State. Is part of the reason that it’s so high, is that more related to corporate overhead or are the revenues per branch a lot less than yours? I’m trying to figure out, you know, how quickly you could get that - get those numbers to your numbers.

Paul Beideman:

Well, I think some of it’s associated with the, you know, the increased expectations for compliance and the like, but we’re comfortable after due diligence that with the 25% savings that we’re assuming, we’re bringing the cost efficiency ratio down close to our level. So, we think that that’s a very reasonable assumption. And importantly I think, Ben, there’s no assumptions for increased revenue associated with that from the sale of our Wealth Management products and Cash Management products through that system. So, we think that 25% level is a conservative assumption.

Ben Crabtree:

And if I could…

Paul Beideman:

Yes

Ben Crabtree:

What will the - what will your tangible equity ratio, you know, with the additional goodwill, what will that be right after the transaction?

Paul Beideman:

The intent here, and I didn’t mention it but thanks for bringing it up, it is an all stock transaction with a small buyback assumed. And the goal there is to keep our capital ratio flat to where it is today so right around 6.50.

Ben Crabtree:

Thank you.

Paul Beideman:

And that could move slightly, you know, as interest rates move and that sort of thing. But the goal here is to keep it stable.

Ben Crabtree:

Okay, thanks.

Paul Beideman:

And the transaction on those terms is accretive in ’06.

Operator:

Your next question comes from Marsella Martino of Keybanc Capital Markets.

Marsella Martino:

Hey guys, congratulations.

Paul Beideman:

Thanks.

Marsella Martino:

Just a quick question on the commercial real estate portfolio at State Financial. Can you talk a little bit about what is in there, if there are any industry concentrations and if this is owner occupied or non-owner occupied?

Paul Beideman:

Well, through our due diligence process, we got very comfortable with how they do business and the quality of their customers. And it’s similar in its risk profiles to ours. So we were very pleasantly surprised through the due diligence exercise as to how comfortable our credit folks were with looking at the way the portfolio has been managed and the way the loans have been underwritten.

Marsella Martino:

Okay. Thank you.

Operator:

Your next question comes from Kevin Reevey of Ryan Beck.

Kevin Reevey:

Good morning.

Paul Beideman:

Hi.

Kevin Reevey:

In your press release last night you talked about that a lot of positions are going to be offered to some of the State Financial Services employees. So, I was just curious where the cost savings are going to come from. Is it going to be back office? Is it personnel? Is it branch closures? And how do you anticipate getting to the 25% cost savings if it sounds like that you’re not really letting anyone go?

Paul Beideman:

Well, the lion’s share of the cost savings are going to come from the consolidation of back office functions and some managerial functions. There isn’t going to be a significant amount of savings generated from consolidation, if you will, from frontline customer-focused employees. From my point of view, the ability there equates to stability of the revenue streams. And there isn’t a significant overlap from a branch consolidation point of view.

So, if there is 30 branches at State Financial, you know, three to five of them are - is the number that we’re talking about. That’s some level of savings.

Kevin Reevey:

And the back office, do you - how quickly do you think you can cut those costs and how many positions would that entail?

Paul Beideman:

I can’t project the number of positions at this point precisely, but those things would occur at the time - largely at the time of systems consolidation. Maybe some small amount of savings can occur prior to that, but until the systems are consolidated, which I would hope would occur some time in the fourth quarter, you know, the two operations are running on two separate systems. And then when those systems come together, that creates the opportunity to eliminate those redundancies, which is where the lion’s share of the efficiency will come from.

And in terms of giving people priority, we have a major presence in the Milwaukee market. And we have turnover all the time in our businesses. And so there’s opportunity to give people that are being displaced as a result of the acquisition priority towards filling those positions at Associated that just naturally occur all the time and that makes a lot of sense from my point of view to minimize the disruption to the extent possible at State Financial.

Kevin Reevey:

And my final question is related to your assumptions - is there any assumptions related to customer attrition as a result of the deal? Do you anticipate any customer attrition?

Paul Beideman:

We hope that on the consumer side of the business that we can manage the attrition levels to, you know, to very, very small impacts.

On the commercial side, there is certainly going to be some disruption and some loss of commercial customers. But, again, we think that’s going to be quite small as a result of the due diligence that we’ve done. But there may be some customer relationships that we’re not as comfortable with and, you know, we would lose those.

Kevin Reevey:

Great, thank you very much.

Paul Beideman:

Sure.

Operator:

Again, to ask a question please press star, then the number 1 on your telephone keypad.

Your next question comes from Eric Grubelich of ABW.

Eric Grubelich:

Hi, good morning. I just had a couple of nuts and bolts questions for you.

Paul Beideman:

Sure.

Eric Grubelich:

Can you tell me the exact regulatory approvals you need? Is it Fed, OCC, State? And the second question is are there any walk away tests that are disclosed related to that termination fee? And then the third question is could you also mention who the legal and financial advisors were for the buyer and the seller?

Paul Beideman:

Sure.

Eric Grubelich:

Thank you.

Paul Beideman:

The regulatory approvals are from the Federal Reserve and the State of Wisconsin. When we merge the charters of the banks together, after that that becomes an approval process that would go through the OCC.

Let’s see, Sandler O’Neill represented State Financial and UBS represented Associated and…

Eric Grubelich:

The walk away.

Paul Beideman:

Okay I’ll give you a general answer on that but let me say in terms of all the issues associated with the agreement that may come up, we’ll do an 8-K filing in the next 24 hours so you can read the agreement through and get all that stuff in precise terms.

But let me say this in terms of the walk away fee - there’s no collars per se on the transaction but there is a measure that if Associated stock were to fall 15% and 15% below the Index of a peer group that was created that - around those measures would be the context for it.

Eric Grubelich:

So pretty standard.

Paul Beideman:

Yeah.

Eric Grubelich:

Okay. That’s fine. Thank you very much.

Paul Beideman:

Uh huh.

Operator:

Your next question comes from Mark Kehoe of Merrill Lynch.

Mark Kehoe:

Hi, good morning.

Paul Beideman:

Morning.

Mark Kehoe:

Just in terms of the core deposits growth when I look at State Financial, I see that the deposit mix isn’t as attractive as Associated’s mix and what your plans there are to reduce the cost of funds going forward.

Paul Beideman:

In terms of cost of funds, they’re really pretty similar in terms of the overall cost of deposits. Frankly, State Financial’s deposit-to-loan ratio is pretty attractive from my point of view.

But I think what we do have here is the opportunity to bring our approach to consumer banking if you will into the branch system there and hopefully generate higher levels of growth in terms of demand deposits and core home equity consumer lending. That strategically is what we focus our branches on. And we would try and do that same thing with the State Financial branches and, given the attractiveness of their markets, we think that we can do pretty well.

Mark Kehoe:

And is State Financial the - does it have any Nevada subsidiaries and tax matters in the same way that Associated does?

Paul Beideman:

There was a Nevada subsidiary at State Financial and they had settled with the State of Wisconsin some time ago.

Mark Kehoe:

And then my last question is where does Associated go from here?

Paul Beideman:

Well, I mean our strategy and our statements about what we’re trying to do are consistent and remain so. We are going to focus our attention on the meat and potatoes aspect of organic growth that we’ve talked about and the successful integration of First Federal and State Financial, which we think enhances our franchise strategically and gives us the ability to improve our growth prospects as a result of bringing the strengths of these companies into Associated.

We’ll continue to look at acquisition opportunities selectively but only those that we think strengthen the franchise in terms of distribution, customer base, or product capability or to enhance that organic growth over the long run. So, I’m going to just basically say the exact same thing that I said 18 months ago, and it’ll be pretty much the same thing 18 months from now as to how we want to approach our business.

Mark Kehoe:

All right thank you.

Operator:

Your next question comes from Brad Ness of FBR.

Brad Ness:

Hey, guys, how are you doing?

Paul Beideman:

Good.

Brad Ness:

A few questions here - how does this transaction change your interest rate sensitivity?

Paul Beideman:

It really doesn’t. First of all, in terms of its relative size, it’s not that major of an effect. And we believe that State Financial is asset sensitive and in fact if you go back in their history over a few quarters, they did some restructuring late last year that reduced their borrowed funds and made them even more asset sensitive I think going forward. So in terms of its relative effect, we think it’ll be a positive one but it’s a relatively small one.

Brad Ness:

Okay. And do you intend to carve out a new region and regional president and, if so, is that going to come from Associated or from State Financial?

Paul Beideman:

Mike and Dan, who are on the phone, and Rob Cera are going to stay with our organization, and we’re going to give them positions within our organization. The key thing for the next six months is to make sure that the State Financial franchise gets managed the way it’s been managed in the past and we maintain stability there.

And then over the long run we’ll integrate those resources as time goes on. But, you know, Rob is going to play a key role in that and he’s going to work very closely with our regional CEO, Dave Baumgarten, in Milwaukee to make sure that we do the best we can to keep customers and employees stable.

Brad Ness:

Okay, last question here - can you detail the $24 million pre-tax restructuring charge, just break that down a little bit?

Paul Beideman:

Yeah, I’m going to ask Joe to give you a few of the details on that if that’s okay.

Brad Ness:

Sure.

Joe Selner:

There’s a couple of major categories that this - these costs fall into. Obviously there are employee-related expenses, contract severance, those kinds of things. There are contractual terminations, data processing, other contracts that we’ll need to pay as we terminate this. There will be deal expenses, investment bankers, lawyers, those kinds of things. So, those are the major items that are in the restructuring charge.

There are some other minor things. We’ve took a shot at what the marks might be and those kind of things. So again, those are the major items.

Brad Ness:

Okay. I appreciate it guys.

Paul Beideman:

Sure.

Operator:

Your next question comes from Peyton Green of FTN Midwest.

Peyton Green:

Good morning.

Paul Beideman:

Good morning, Peyton.

Peyton Green:

Just a couple of follow-up questions - in terms of the system consolidation, how methodical will you be in terms of integrating their back office into yours - back I guess within the context of the First Federal acquisition?

And then also I think you’ve kind of addressed the role of their management team, what do they do better than you all? And I know when you did your most recent acquisition there was a definite benefit to getting a stronger retail presence, but if you can elaborate on that, that sure would be helpful.

Paul Beideman:

Well, I think, as I said earlier, through the First Federal experience, we’ve gained some real confidence in how our people are approaching these things and we really do look for the best that we can find from any acquisition that we’re going to make regardless of its size. And you’ll remember with the First Federal acquisition, we adopted their mortgage model and several of the characteristics of some of their retail products because we felt that those things were stronger than what we did.

We’re going to look for those same kinds of opportunities here to see if there are - well first of all, the minimum changes that you can make to the products that the better off you’re going to be. But I guess I’ve gotten really comfortable with our systems and operations folks working with the First Federal people and now with the State Financial people are really going to do a good job of making sure that we’re going to minimize those kinds of effects.

In terms of what they do better than we do, I don’t know that I can land on something specifically that says these are things that they do better than we do.

But I really want to re-enforce the fact that as a commercial bank with that as their primary focus, we are very comfortable with how their lending processes have grown and evolved and how they manage that risk.

And that fits very well in terms of our approach to being more of a community bank kind of a lender in our markets.

And we think as a result of that, we hope there’s going to be minimum disruption on the commercial side of the business and actually position ourselves for good growth there as we bring their people into the company and to help us cross-sell some of these wealth management and cash management products that we can bring to the table.

Peyton Green:

Okay. And then was - to what extent was the customer overlap between you all and them?

Paul Beideman:

There is some. And there - and on the commercial side there are customers that we do business with and that they do business with but that’s, you know, to some extent that just creates a comfort level because we know and understand who we’re dealing with going in. I can’t give you a precise number as to what the overlap might be.

But again, down in Northern Illinois where really over half the franchise is, there isn’t much overlap at all.

Peyton Green:

Right and then will you do anything from a de novo perspective differently than they were doing?

Paul Beideman:

We will certainly now build that into our thinking in terms of expanding further into these markets in Northern Illinois. That becomes a new opportunity for us. I, you know, I - and you’ve heard me say many times before, we’re not going to play in this aggressive expansion of branch banking that’s going on in the Chicago proper market and, you know, this presence is well established with banks that have been in those Northern Illinois markets for some time. And this is somewhat above the fray, if you will, as it connects from the Northern Illinois suburbs up towards Milwaukee. But there could be some selective de novo opportunities for us.

Peyton Green:

Okay, great. Thank you very much.

Operator:

If you would like to ask a question please press star 1 on your telephone keypad.

Paul Beideman:

Okay, is that it then?

Operator:

At this time, there are no further questions. Mr. Beideman, are there any closing remarks?

Paul Beideman:

No, I want to thank you all for getting on the call at such short notice and for your questions.

Operator:

This now concludes today’s conference call.

You may now disconnect.

Paul Beideman:

Okay, thank you all.

END